January 21, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention: Timothy Buchmiller, Reviewing Attorney

Re:	Palomar Medical Technologies, Inc.
Form 10-K for the Year Ended December 31, 2007 Filed March 6, 2008
Form 10-Q for the Quarter Ended September 30, 2008
File No. 001-11177

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated December 22, 2008 regarding the above referenced filings. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K For the Year Ended December 31, 2007

Item 8. Financial Statement and Supplementary Data, page 41

Note 1. Summary of Significant Accounting Policies, page 47

Stock-based Compensation, page 51

1.

Staff Comment. We note that you calculate your expected volatility within the Black-Scholes model based on historical volatilities and “other factors.” Please tell us and revise your future filings to include a discussion of the “other factors” for which you base your volatility upon within your valuation. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Company Response. We currently only use historical volatility within the Black-Scholes model and do not use “other factors.” In our future filings, we will remove the “other factors” reference in our disclosure.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 2 Note 8 – Stockholders’ Equity, page 60

2.

Staff Comment. We note from your disclosure under “Common Stock” that you pay a 5% per annum fee to certain holders of your common stock so long as those investors continue to hold their common stock in their name. Please provide us with your legal analysis as to why those fees should not be considered as the payment of dividends on those shares of common stock. If those fees could be considered dividends, it would appear that you are distributing dividends to the shareholders of your common stock on a basis that is not pro rata. If so, please provide us with your legal analysis as to how your actions are consistent with the laws of your jurisdiction of incorporation and your certificate of incorporation. Please cite with specificity any legal authorities upon which you rely in conducting your analyses. In addition, in your future filings, please identify the investors who hold the shares of common stock who receive this fee/dividend and disclose the business purpose of entering into this arrangement.

Company Response. These fees are required by Section 10 (reproduced below) of the Purchase Agreement relating to a February 20, 1998 private placement of our common stock and warrants. They were not and are not a dividend; they are a contractual obligation.

SECTION 10. Payments in Respect of Unsold Shares. Within thirty (30) days following May 31, 1998 and the end of each three month period following such date, the Company shall pay to each Purchaser an amount equal to $0.0125 multiplied by the number of Shares that continue to be held by such Purchaser or its nominee named on the signature page to this Agreement as of such date. Such number of Shares shall be determined by the Company solely by reference to the monthly list of stockholders furnished to the Company by its transfer agent, American Stock Transfer & Trust Company. Each Purchaser understands and agrees that, in order to be eligible for the payments contemplated by this Section, it must either continue to hold the certificate or certificates issued to it by the Company in connection with such Purchaser’s Closing or provide evidence satisfactory to the Company that any other certificate held by it represents the Shares or a portion thereof. The Company shall send all payments by the Company pursuant to this Section 10 to each Purchaser at such Purchaser’s address determined in accordance with Section 13(b) of this Agreement.

At the time of this transaction in 1998, short sellers were a very significant problem for the Company, which was struggling financially, having experienced a net loss in fiscal 1997 of $85.8 million. In an effort to inhibit short selling, we elected to encourage these investors (who bought our common stock for $1.00 per share) to maintain their form of ownership as certificated stock in their own names, which the Company believed would work to prevent the investors from lending their shares to short sellers. The payments thus provided investors with an incentive to forgo liquidity in their shares. (We note that shareholders who lend shares to short sellers typically receive a fee.)

When an investor transferred the legal (but not beneficial) ownership of his shares to street name, the fee was lost. We note that this is completely unlike a dividend, which does not depend on the legal ownership of stock but on the beneficial ownership of stock, and would not be lost in case of such a transfer. In contrast, the Company’s purpose was to provide an incentive so that the shares would not be loaned. Again, the fee was a payment designed to induce the investor to forgo liquidity and thereby inhibit short selling.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 3

This fee has significant attributes that show it is not a dividend. First, in Delaware, where the Company is incorporated, dividends may only be paid out of surplus or, in certain cases, out of net income (so-called “nimble dividends”). There is no such limitation on the fee payable pursuant to Section 10; it was and is a contract claim on the Company without regard to our surplus or profits. Second, both in Delaware and under state laws generally, dividends are not lost if a stockholder transfers legal title of his or her shares from his or her own name into “street” name or the name of a bare nominee. The right to the funds or property constituting the dividend remains with the beneficial owner of the shares, even though the funds or property are distributed to the new record holder, i.e., the brokerage house or nominee.

In contrast, when an investor from our 1998 private placement transferred the legal (but not beneficial) ownership of his or her shares to “street” name, the fee was forfeited and lost. Again this is completely unlike a dividend, receipt of which, in the case of a brokerage account, does not depend on the legal ownership of stock but on the beneficial ownership of stock, and would not be lost to the beneficial owner in case of such a transfer. (Owners of dividend-paying stocks would refuse to transfer their ownership to brokerage accounts if such a transfer meant the dividend was lost.) In contrast, the Company’s purpose was to provide an incentive so that the shares would not be loaned. The fee was a payment designed to induce the investor to forgo liquidity and thereby inhibit short selling.

By way of example, in March 2008 one of the stockholders who invested in the 1998 offering transferred his stock to a brokerage account. The Company promptly terminated his Section 10 fee. When he protested, the Company sent him a copy of Section 10 and noted, “Section 10 of the Securities Purchase Agreement essentially provided an incentive to purchasers to forgo liquidity.” In light of the plain language of the contract, the complaining stockholder withdrew his claim.

Out of 24 original investors, there are only three individuals who receive the fee at this time. In 2008, we paid $59,600 in fees pursuant to this arrangement. In future filings, we will explain the business purpose of this arrangement and note that there are just three individuals, none of whom has any other relationship to the Company, who still receive the fee. With respect, we suggest that it would be an unnecessary invasion of their privacy to name them in our filings, and not necessary for the protection of current investors.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 4 Note 18 – Alma Agreement, page 68

3.

Staff Comment. We note your disclosures here and throughout the filing related to your resolution of your patent infringement and trade dress lawsuit against Alma Lasers, Inc. (Alma). It appears based upon your disclosures that there are multiple elements to these agreements such as the agreement not to challenge the infringement, validity, and enforceability of certain patents; a settlement fee for certain costs that you incurred; and the licensing of certain patents to Alma. Please tell us and revise future filings to clearly discuss each specific right you received and obligation you incurred and how you valued and accounted for each of the elements. Within your discussion, please provide the amounts that each party will pay or have paid as part of the settlement agreement. Cite the accounting literature on which you relied and how you applied the accounting literature to your situation.

Company Response. On March 29, 2007, the Company and Alma resolved the Company’s patent infringement and trade dress infringement lawsuit against Alma. Alma agreed to pay the Company a patent royalty plus interest on prior sales of their laser- and lamp-based hair removal systems beginning with their initial sales in 2003 and a trade dress fee plus interest on prior sales of their Harmony and Aria systems. The amounts were agreed to be determined based on a royalty audit to be performed by an independent auditor. Additionally, Alma reimbursed the Company for its legal costs incurred during the lawsuit. The terms are in accordance with Palomar’s standard license terms.

On April 4, 2007, Alma paid the Company $6.3 million for the legal costs and Alma’s good faith estimate of royalties, trade dress, and interest owed to the Company for prior sales.

The Company believes that the appropriate accounting guidance is SAB 104, Topic 13: Revenue Recognition which establishes four primary criteria that, if present, provide justification for a company to recognize revenue. The criteria are the following:

o	Persuasive evidence that an arrangement exists;
o	Delivery has occurred or services have been rendered;
o	The seller’s price to the buyer is fixed and determinable; and
o	Collectability is reasonably assured.

      Persuasive evidence of an arrangement exists

We believe that an arrangement existed prior to the end of the first quarter of 2007, with the persuasive evidence being the Settlement Agreement, Trade Dress Agreement, and Non-exclusive Patent License Agreement, executed on March 29, 2007.

      Delivery has occurred or services have been rendered

The delivered item to Alma was a specific non-exclusive, royalty bearing license to U.S. Patent Nos. 5,595,568 and 5,735,844 and all corresponding foreign patents and patent applications (“Company Patents”) in the professional field, excluding the consumer field. Other than the granting of the patent license, we are not obligated to render any services in order to earn back-owed or future royalty payments and trade dress revenue from Alma. The Company did not incur any obligations as the result of the resolution other than the granting of a certain patent license to the Company Patents. Alma may terminate its license to the Company Patents at any time, but the Company will not be obligated to return any prior payments.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 5

      The seller’s price to the buyer is fixed or determinable

We believe that the price for the royalty and trade dress revenue for sales made by Alma prior to March 29, 2007 pursuant to the Patent License Agreement were determinable at various periods. There are rights included in the Non-exclusive Patent License Agreement, such as Alma’s admission that the Company Patents are valid, enforceable and infringed, Alma’s agreement not to challenge such infringement, validity and enforceability, and various other terms and conditions. These rights do not have any stand alone value and they have no substance apart from the ongoing royalty. In addition, Alma is not allowed to resell this Non-exclusive Patent License Agreement or any part thereof to another party. The royalty revenue, trade dress revenue and interest income were determinable after receiving the results of the royalty and trade dress audit performed by PriceWaterhouseCoopers (“PwC”). The reimbursement of legal fees was determinable and supported by the legal costs incurred by the Company. Any difference between the amount received from Alma and PwC’s royalty audit results was recorded as deferred revenue.

The following were the amounts recognized during 2007:

For the year ending December 31, 2007
Statement of Income
Royalty revenues*	$ 3,105,710
Other revenues**	894,189
General and administrative***	(227,355)
Interest income****	259,166

Balance Sheet
Deferred revenue	$ 1,593,158

* Back-owed royalties
** Trade dress
*** Legal reimbursement, net of Massachusetts General Hospital portion
**** Net of Massachusetts General Hospital portion

Collectability is reasonably assured

On April 4, 2007, we received a good faith estimate payment from Alma for royalties, trade dress, interest owed and legal costs for prior sales. As the amount recognized in the Company’s results of operations (as shown above) was less than the amount paid by Alma, the collectability of the amounts recognized were reasonably assured.

As suggested, in future filings, we will expand our discussions and disclosures on the specific rights Alma received as well as how they were accounted for in our results of operations.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 6

Item 9A. Controls and Procedures, page 69

Management’s Report on Internal Control over Financial Reporting, page 70

4.	Staff Comment. Please revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Company Response. As suggested, in future filings, we will disclose that our independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as required by Item 308(a)(4) of Regulation S-K.

Item 11 – Executive Compensation, page 72

5.

Staff Comment. We note from the disclosure under “Target Total Cash Compensation” incorporated by reference from your proxy statement that the Wilson Group, in collaboration with your compensation committee, identified peer group companies for use in determining the compensation to be awarded to your named executive officers. In your future filings, please identify the companies in your peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please also briefly discuss in your applicable future filings how each element of compensation you provide to your named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Company Response. As suggested, in future filings, we will identify companies in our peer group when used in determining the compensation to be awarded to our named executive officers in accordance with Item
402(b)(2)(xiv) of Regulation S-K.  The Company will also briefly discuss in our applicable future filings how each element of compensation provided to our named executive officers relates to any data we have analyzed from peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range.  If any of our named executive officers are compensated at levels that are materially different from the targeted levels of compensation, the Company will also provide discussion and analysis as to why.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 7
6.

Staff Comment. We note from the disclosure under “Base Salary, Non-Equity (Cash) Incentive and Bonus” incorporated by reference from your proxy statement that you have not quantified the principal objective financial performance goal or adequately disclosed the individual objectives that are necessary to be achieved in order for your named executive officers to earn their compensation under the non-equity incentive plan. Please provide such disclosure in your future filings and clarify how the achievement of those objectives translated into the incentive compensation awarded to each named executive officer. To the extent you believe that disclosure of the performance goals, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the targeted performance goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

Company Response. The Company understands the standards set forth in Question 118.04 and Instruction 4 to Item 402(b) of Regulation S-K. With respect to our 2008 non-equity incentive plans, please note that we filed redacted copies of those plans (see Exhibits 10.57 to 10.60 of our Form 10-K for the year ended December 31, 2007) with the Commission and, on March 10, 2008, we requested an order pursuant to Exchange Act rule 24b-2 granting confidential treatment for certain designated portions of the plans. Our request set forth a detailed explanation supporting our conclusion. The redacted designated portions included only the specific profit milestones for the Company in 2008. As we then noted, “The[se] Program[s] set[ ] forth a compensation program designed to provide incentives to executive officers of the Company in an effort to ensure the Company meets or exceeds certain profit milestones in 2008. Public disclosure of the Company’s specific profit goals would substantially damage the competitive position of the Company by providing competitors with information not otherwise available.” Our request for confidential treatment of the designated portions was granted in a letter dated April 15, 2008.

In future filings, the Company will endeavor to disclose more fully the individual objectives that are necessary to be achieved in order for our named executive officers to earn their compensation under our non-equity incentive plans and programs, and how achievement of those objectives translated into the incentive compensation awarded to each named executive officer. However, given the highly competitive market in which we operate and the relatively small number of competitors in this market, we are likely to continue to seek confidential treatment for those quantitative provisions of our incentive programs that contain information the disclosure of which is likely to be competitively damaging. We anticipate that our requests, when made, will satisfy the confidentiality standards enunciated in Question 118.04 and Instruction 4. We note that we have made prior requests for confidential treatment notwithstanding the fact that Instruction 4 does not require such a request to be made and approved.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 8

We recognize that in the circumstances contemplated by Question 118.04 and Instruction 4, if we conclude that it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, then we will, in future filings, provide the appropriate disclosure pursuant to Instruction 4 about the likelihood that such targets or objectives will be attained. In connection with discussions of how difficult or likely it will be to achieve the targeted performance goals, we will endeavor in future filings (a) to provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and (b) to provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

7.

Staff Comment. We note your disclosure under “Equity Incentive” incorporated by reference from your proxy statement. In your future filings, please provide additional discussion and analysis of the factors considered by the compensation committee in determining the amount of stock option awards to grant to each of your named executive officers.

Company Response. As suggested, in future filings, we will provide additional discussion and analysis of the factors considered by the compensation committee in determining the amount of stock option awards to grant to each of our named executive officers.

8.

Staff Comment. We note from the disclosure in your “Summary Compensation Table” incorporated by reference from your proxy statement that the amounts awarded to your named executive officers under heading “Non-Equity Incentive Plan Compensation” exceed the maximum estimated future payout amounts indicated under the column “Estimated Future Payouts under Non-Equity Incentive Plan Awards” in your “Grants of Plan-Based Awards” table. In your future filings, please ensure that the threshold, target and maximum amounts of payouts under your non-equity incentive plans are accurately disclosed in your “Grants of Plan-Based Awards” table and that if the actual grants somehow exceed the disclosed maximums the reasons are adequately disclosed, discussed and analyzed.

Company Response. As suggested, in future filings, we will ensure that the threshold, target and maximum amounts of payouts under our non-equity incentive plans are accurately disclosed in our “Grants of Plan-Based Awards” table and that if the actual grants somehow exceed the disclosed maximums the reasons are adequately disclosed, discussed and analyzed.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 9 Form 10-Q for the Quarter Ended September 30, 2008 Notes to Condensed Consolidated Financial Statements, page 6

9.

Staff Comment. We note your disclosures on pages 13-15 related to your collaborative product development agreements and research and development contracts with the Gillette Company, Johnson & Johnson Consumer Companies, Inc., and the U.S. Department of Army. Please tell us and revise your future filings to disclose the impact that EITF 07-01 and EITF 07-03 will have or had on your results of operations consistent with the guidance in SAB Topic 11M.

Company Response. The payments from The Gillette Company (“Gillette”), Johnson & Johnson Consumer Companies, Inc. (“Johnson & Johnson”), and the U.S. Department of the Army (“Army”) to reimburse research and development expenses incurred by the Company are nonrefundable and are recognized as funded product development revenue as costs are incurred and services are rendered. TTP Quarterly Payments from Gillette are non-creditable, non-refundable, and there is no right to offset. These payments are recognized as other revenue in the period for which the license relates. Any payments received in advance of costs incurred and services rendered are recorded as deferred revenue. We evaluate each reporting period whether the goods and services for which the advance payments relate are expected to occur and therefore, should continue to be deferred.

The adoption of EITF 07-01 on January 1, 2009 is not expected to have an impact on the Company’s results of operations as the Company will continue to recognize funded product development revenue payments as costs are incurred and services are rendered. The Company will continue to disclose the nature and purpose of its collaborative arrangements, the rights and obligations under such arrangements, the Company’s accounting policy for collaborative arrangements, and the income statement classification and amounts attributable to transactions arising from collaborative arrangements.

The Company adopted EITF 07-03 on January 1, 2008. As the Company does not have a practice of or does not currently plan to make nonrefundable advance payments for goods or services received for use in future research and development activities, there was no impact on the Company’s results of operations as a result of the adoption of EITF 07-03. The Company currently does not foresee an impact on the Company’s results of operations in the future.

As suggested, in future filings, we will disclose the impact, if any, EITF 07-01 and EITF 07-03 will have or had on the Company’s results of operations.

10.

Staff Comment. We note on page 31 your disclosures related to entering into an international distribution agreement with Q-MED AB during fiscal 2008. Please tell us and revise your future filings to describe the significant terms of the arrangement with Q-MED AB, including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Discuss if the change has or will have any impact upon your revenue recognition policy. Refer to SAB 104 and SFAS 48 as necessary.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 10

Company Response. We entered into an international distribution agreement with Q-MED on January 9, 2008. During fiscal 2008, the Company recognized $158,000 of revenue as a result of the Q-MED agreement which had an immaterial impact on the Company’s financial statements. The Company’s revenue recognition policy driven by SAB 104 was not impacted by these transactions. On January 8, 2009, the Company and Q-Med AB announced that they had mutually agreed to terminate the international distribution agreement. As a result, in future filings, we will disclose that the international distribution agreement was terminated.

Note 6. Fair Value of Financial Instruments, page 10

11.	Staff Comment. We note your disclosures related to the fair values of your investments in auction-rate securities. Please address the following:

o	Please revise future filings to disclose why you classified your investment in auction rate securities held at December 31, 2007 within the Level 1 category.

o	It appears that based upon your disclosures that you have transferred your auction rate securities from Level 1 at December 31, 2007 to Level 3 at September 30, 2008. However, the rollforward information that you provided related to your Level 3 financial instruments indicates that your investment in auction rate securities have been classified as Level 3 since December 31, 2007. Please tell us why the change from Level 1 to Level 3 is not presented as a transfer in during the period ended September 30, 2008, and revise future filings as necessary.

o	Additionally, please disclose in future filings your policy for transfers in or out of Level 3 and separately quantify the gain or loss for instruments transferred into Level 3 during the period.

o	Paragraph 32(e) of SFAS 157 requires disclosure, in annual periods, of the valuation method used and significant assumptions underlying the valuations for the auction rate securities. However, paragraph 39 of SFAS 157 requires this disclosure in the period of adoption. We do not see where you included this disclosure in your Forms 10-Q as of March 31, 2008, June 30, 2008, or September 30, 2008. Please tell us where you provided this disclosure or otherwise include the required disclosure in your annual report.

o	We note that you recorded the reduction of the value of the auction rate securities as an unrealized loss. In light of the failed auctions and your statement that you will not be able to access your investments in auction rate securities until further auctions are successful, please revise future filings to specifically disclose, if true, that you believe that the securities will recover their full par value and that you have both the intent and ability to hold the securities until such recovery.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 11

Company Response. As suggested, in future filings, we will include a discussion of why the Company’s investment in auction-rate securities held at December 31, 2007 were classified within the Level 1 category under SFAS 157.

After reviewing the Company’s rollforward information related to Level 3 financial instruments, we acknowledge that the change from Level 1 to Level 3 was incorrectly disclosed and should have been classified as a transfer in during the nine-month period ended September 30, 2008. As suggested, in future filings, we will disclose the change from Level 1 to Level 3 as a transfer in.

As suggested, in future filings, we will disclose the Company’s policy for transfers in or out of Level 3 and separately quantify the gain or loss for instruments transferred into Level 3 during the period, if any.

We acknowledge that the disclosures in accordance with paragraph 39 of SFAS 157 were not made in the Forms 10-Q as of March 31, 2008, June 30, 2008, or September 30, 2008. As suggested, in future filings, we will include the required disclosure in the Company’s Form 10-K and our disclosure will be as follows:

To value our auction-rate securities (ARS), we determined the present value of the ARS at the balance sheet date by discounting the estimated future cash flows based on a fair value rate of interest and an expected time horizon to liquidity. As a result of our valuation analysis, we have determined that the fair value of our ARS was temporarily impaired as of December 31, 2008. For the year ended December 31, 2008, we marked to market our ARS and recorded an unrealized loss of $____ in accumulated other comprehensive (loss) income, net of taxes, in stockholders’ equity to reflect the temporary impairment of our ARS.

We have recorded a reduction of the value of our auction-rate securities as an unrealized loss. As suggested, in future filings, we will disclose that the Company believes that the securities will recover their full par value either through successful future auctions, redemptions by the issuers, or an active secondary market which currently does not exist. During the nine months ended September 30, 2008, we have been able to redeem $37.6 million of these securities for full par value and have not sold any for less than par. As we have been able to redeem a majority of our securities held in 2008 for par value and as the Company has both the intent and ability to hold the remaining securities until either a market recovery, redemptions at par value, or maturity occurs, we believe that these securities are not other-than-temporarily impaired.

Palomar Medical Technologies, Inc. Mr. Paul S. Weiner January 21, 2009 Page 12

In connection with our responses to your comments, we acknowledge that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

By: /s/ Paul S. Weiner
Paul S. Weiner, Chief Financial Officer